Berkshire Bancorp, Inc.

160 Broadway

New York, New York 10038

July 31, 2013

By E-mail

Mr. Gus Rodriguez

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Reference:	July 19, 2013 response to our July 11, 2013 letter
Berkshire Bancorp Inc. Form 10-K for the fiscal year ended December 31, 2012
Filed on April 16, 2013
File No. 000-13649

Dear Mr. Rodriguez:

We have reviewed your letter dated July 19, 2013, issued in response to our letter to you dated July 11, 2013, regarding comments raised by the staff concerning the Form 10-K filed by Berkshire Bancorp, Inc. (the "Company").

Our response to your request and comments are provided below.

General

a.	Please refer to your response to comment 1 of our June 18, 2013 letter and revise future filings to disclose all material actions that Berkshire has taken in order to comply with the 2009 and 2013 MOU’s. Discuss the specific actions taken and to be taken to address classified loans. Subject to regulatory constraints, please revise your disclosure in future filings to disclose the fact that the terms of the MOU are subject to quarterly review. Provide us a draft of your proposed revisions in your response.

Response:

We are seeking authorization from our bank regulators, the FDIC and NYSDFS, for permission to release our MOU status reports to the SEC.

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In terms of public filings, we will include the following disclosure:

The May 14, 2009 Memorandum of Understanding entered into between the Board of Directors of The Berkshire Bank, the Federal Deposit Insurance Corporation (FDIC) and the New York State Banking Department (NYSBD) was replaced on January 31, 2013 with a revised Memorandum of Understanding (MOU) between the Board of Directors of The Berkshire Bank, the Federal Deposit Insurance Corporation and the New York State Department of Financial Services (NYSDFS).

The MOU requires that a committee of the board of directors (“Compliance Committee”) of at least three directors be established to ensure compliance with the MOU. The Compliance Committee meets monthly and presents a monthly written status report to the Board of the Bank on actions to ensure compliance with the MOU. In addition, a quarterly progress report is submitted to the FDIC and NYSDFS 30 days after each quarter end covering each provision of the MOU. We believe that the Bank is in full compliance with all of the provisions of the January 31, 2013 MOU.

b.	Please refer to your response to comment 2 of our June 18, 2013 letter. Your response appears overly broad given the significance of the reversal of the allowance for loan losses (ALL). Stating, as your response does, that you follow the Inter-agency Policy Statement and that your portfolio decreased does not appear to provide substantive information as to the specific facts and circumstances that resulted in the reversal of the ALL or to provide information that is not discernible from your filing. Please revise future filings to address the following and provide us drafts of your proposed revisions in your response:

•	Provide a more robust discussion of the specific facts and circumstances resulting in the reversal of the ALL, including changes in your portfolio mix and credit quality related to the applicable loan categories. Discuss the specific analytics performed in the 3rd and 4th quarter of 2012 and explain why they were not performed in earlier periods.

Response

(1) The reversals of the ALL in the third and fourth quarters of 2012 are explained as follows:

a.	Third Quarter, 2012 – The determination of the adequacy of the ALL is based on the overall quality of the loan portfolio, regulatory requirements, general economic conditions, expected future losses, and the level of problem (special mention category) and non-accrual loans in the portfolio.

Based on better economic conditions during the 3rd quarter, 2012 and the payoff of various commercial loans, management determined that an adjustment was necessary to reduce the ALL by $4.2 million as of September 30, 2012.

The loan portfolio as of September 30, 2012 decreased to $309.5 million from $320.9 as of June 30, 2012. In addition, loans rated Special Mention declined by $10 million during the quarter from $21.7 million to $11.7 million.

The overall ALL allocation risk factor decreased from 5.52% as of June 30, 2012 to 4.37% as of September 30, 2012. The $4.2 million decline in our September 30, 2012 ALL was composed of three primary changes:

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i.	$1.37 million reduction of the ALL relating to 1-4 Family Closed End Mortgage loans as the ALL loss factor for this loan pool fell from 5.95% to 4.61%.

ii.	$1.16 million reduction in our ALL for Other CRE as our ALLL loss factor for this pool declined from 5.24% to 4.16%.

iii.	Elimination, as of September 30 of unallocated reserve of $1.63 million.

b.	Fourth Quarter, 2012 – During the quarter ended December 31, 2012, the overall loan portfolio reduced from $309.5 million to $295.2 million. Three previously classified commercial loans were paid off during the quarter, totaling $11.3 million. In addition, with the positive improvements of the qualitative risk factors during the 4th quarter, the overall ALL allocation risk factor continued to decrease from 4.37% as of September 30, 2012 to 3.73% as of December 31, 2012.

The $2.5 million decline in our ALL was primarily due to a $2.8 million decline in our ALL for 1-4 Family Closed End Mortgage loans as our loss factor fell from 4.61% to 1.81% as well as a $15 million reduction in our l-4 Family Closed End Mortgage loans during the quarter from $91.1 million to $76.1 million. We have not experienced any loss in this portfolio and believe the reduction in the loss factor was prudent based on our experience.

(2) Historically, the analysis of the adequacy of the Bank’s ALL has been performed every quarter and presented to our Board of Directors for approval. It was primarily the change in third party vendors to CEIS Review in 2012 that resulted in a refinement to our ALL methodology. Portfolio changes and methodology refinements were the primary drivers of the changes in the level of our ALL in 2012.

•	Regarding the use of third party vendors to review and refine your allowance for loan loss methodology, revise future filings to specifically discuss what the resultant changes to your methodology were and quantify their effect on the allowance for loan losses. Describe how the ALL methodology was enhanced through the use of a more straight-forward model.

Response

Given the Bank’s history of low loss rates across its portfolio, the Third Party Vendor, CEIS Review, focused on the analysis of qualitative factors to adjust the historical losses. The Vendor provided a framework for (i) calculating weighted average historical loss rates, (ii) detailed analysis of directional changes to support the qualitative factors and (iii) weights which assign higher allocation rates to more severe risk ratings. The Bank implemented these recommendations in its ALL methodology as of December 31, 2012. In addition, the Bank (i) created a pool for Substandard rated loans which are not considered impaired with reserves on a pool basis and (ii) improved the documentation of assumptions in the quarterly ALL memorandum.

•	Revise future filings to disclose how and when the material weakness in quality of the documentation process to support the ALL risk allocation factors was identified. Specifically discuss what the effect of the material weakness on the documentation was, what changes were made and how those changes affected the ALL.

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Response

The material weakness comment noted by management in the year-end filing pertaining to the ALL was noted during the end of the 4th quarter of 2012. As a result of the change in the vendors for the analysis of ALL methodology and calculation, the Bank noted that the underlying documentation to support the results of the ALL calculation was deemed to be insufficient. The quality of the underlying documentation required more details and substance to justify the ALL risk allocation factors used by management. Once management was aware of this matter, additional documentation was obtained, more substantive analysis was performed to better support the results of the ALL model.

The Bank began to use a new vendor (CEIS Review Inc.) during the 4th quarter of the 2012 for the ALL methodology and related documentation process. The use of the new ALL model resulted in the reduction of the ALL risk factor for the 1-4 family portfolio primarily due to the improvement in the qualitative factors. Overall, the ALL as a percentage of total loans amounted was reduced to 3.73% as of December 31, 2012 compared to 4.37% as of September 30, 2012.

The attached schedule highlights the ALL change quarter over quarter by portfolio.

The CEIS ALL model was deemed more transparent and easier to input than the Bank’s prior vendor as it incorporates a series of worksheets to document the analysis of the risk factors relating to 8 qualitative factors.

•	Please revise future filings to discuss the adjustment made to the ALL in the period ended March 31, 2013, including quantification of the effect of the change on the ALL.

Response

The ALL methodology implemented in December, 2012 continued for the first quarter of 2013. Our ALL as of March 31, 2013 was $10.7 million, a slight reduction from December 31, 2012 of $11.0 million. The ALL difference was due to a minor change in our loan portfolio mix with small loan increases in Other CRE and Construction & Development lending offset by reductions in our loan 1-4 Family Mortgage portfolios. In addition, there was a marginal overall improvement in loan quality, as loans rated Special Mention fell by $5.3 million while Watch loans increased by $4.3 million.

For the quarter ended June 30, 2013, the ALL was reduced by $319 thousand due to the reduction of the substandard loan segment.

In future filings, we will expand our discussion of the ALL for comparative purposes highlighting the changes to the ALL.

Controls and Procedures, page 119

3.	Please refer to your response to comment 7 of our June 18, 2013 letter. Your response does not appear to address the fourth bullet point of that comment. We repeat it for your convenience. We note that you state here and in the Form 10-Q for the fiscal quarter ended March 31, 2013 that no material changes have been made to your internal controls over financial reporting. Please tell us and revise future filings to disclose how you were able to remediate the identified material weaknesses absent material changes to your controls.

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Response

a.	Material weakness related to income taxes computations - As stated previously, this weakness was identified by management during the review of the income taxes accrual process as of December 31, 2012. Management has the primary responsibility to ascertain that the income taxes computations are correct. An income tax specialist was hired by the Bank during the second quarter of 2012 to assist management with the review of the income taxes computations.

Management discovered during the 4th quarter of 2012 that the income tax specialist had not reconciled the opening income tax accounts balances. As a result of the self-identification, the Bank realized that the income tax computations were not correct as of December 31, 2012. The supporting income tax work papers were corrected with the proper opening income tax account balances to support the final income taxes computations as of December 31, 2012.

Management has implemented dual control in the secondary review process of the income taxes computations to address this weakness and strengthen the due diligence review process by the accounting department. Further, an additional secondary process is in place to enhance and provide for stronger secondary review coverage in the internal review process. Finally, the income tax specialist was replaced with a new income tax specialist due to the quality of the performance.

b.	Material weakness related to financial statement closing process - This weakness was identified during the review of the year end general ledger testing process as of December 31, 2012.

o	Investment pricing - One isolated investment pricing error was noted which had no income statement impact as of December 31, 2012 since the difference was an adjustment to the components of other comprehensive income. Management reviewed 100% of investment pricing as of December 31, 2012 and found no additional errors.

Effective by the end of the 1st quarter of 2013, the Bank implemented additional controls with regard to the pricing of the investment portfolio. Quarterly reviews were conducted for the quarters ended March 31, 2013 and June 30, 2013, respectively (100% testing) and found no investment pricing errors.

Dual control review process is in place within the investment department. Subsequently, the investment pricing listing is sent to the CFO and his assistant will perform another review process by comparing the listing to the underlying supporting pricing documentation.

Once the investment pricing listing has been validated by the CFO's office, the investment pricing listing along with the accounting entries are forwarded to the accounting department and a final review process is conducted by the Controller and his assistant before the accounting entries are made.

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The added dual control review process will be reflected as a change in disclosure control and procedures as part of future filings.

o	Other financial closing activities - Management reviewed each proposed audit adjustment relating to:

i.	Post-retirement benefits accrual - The post-retirement benefits accrual was obtained from an independent actuary at each fiscal year end. There was an immaterial difference between the actuarial report and the recorded balance in the general ledger. The adjustment was passed by management due to immaterial amount. Going forward, any variance between the actuary report and the general ledger will be recorded regardless of materiality.

ii.	Prepaid rental expenses - It was noted that certain lease agreements had small rent escalations. The prepaid rental expenses were not adjusted for this factor since the amount was not deemed to be material. Going forward, the accounting department will record the prepaid rental expenses factoring in all rental escalations.

iii.	Prepaid insurance expense - The prepaid insurance expense (FDIC insurance premium) required an immaterial adjustment at year end during the reconciliation process. The amount was not adjusted due to immateriality. Going forward, the accounting department will make any prepaid insurance expense variance regardless of whether or not it is deemed material.

The Bank has an existing financial statement closing process in place. During the second quarter of 2013, management has strengthened the financial statement closing process by hiring a new Controller to provide for better quality of the work performance. Further, multiple review processes between all the team members of the accounting account are in place to remedy the material weaknesses noted.

c.	Material weakness related to allowance for loan losses - This weakness was identified by the Bank during the review of the year end ALL methodology process as of December 31, 2012.

As noted, the Bank started to use a new vendor (CEIS Review Inc.) during the 4th quarter of the 2012 for the ALL methodology and related documentation process. The use of the new vendor in the analysis of the ALL methodology resulted in a reduction of the ALL as a percentage of total loans amounted to 3.73% as of December 31, 2012 from 4.37% as of September 30, 2012.

Although the new ALL model was more transparent in the calculation of the ALL as of December 31, 2012, additional supporting documentation was required. As stated in our response comment above, management has remedied this matter.

All supporting loan review and ALL documentation will be obtained by the 15th day subsequent to each quarter end in order to ascertain that all required documentation are in place to support the quarterly ALL calculation. In addition, each quarterly ALL package will be reviewed by an independent vendor consultant to ascertain that the required documentation in place and to serve as a secondary quality control process.

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The Bank’s control weaknesses for fiscal year 2012 were identified after March 31, 2013 (we were granted an extension for filing our December 31, 2012 10-K). We could not include the improvements in control weaknesses for 2012 in our March 31 10-Q since the issues were identified subsequent to March 31 (timing issue). We will include a statement on addressing our control weaknesses in our June 30, 2013 10-Q.

If you have any further comments or questions or would like to discuss these matters at greater length, please call me at 212-791-5362.

Sincerely,

/s/ Joseph Fink

Joseph Fink

President, Chief Executive Officer and Chief Financial Officer

Attachment:

•	Quarterly ALL schedule

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Bank ALL analysis AS C450 (dollar in thousands)

	ALLL	Change ALLL	Total Loans	Change	Substandard	Change	ALLL/Loans	ALLL/Substandard
31-Dec-11	$17,720		$317,742		$32,620		5.6%	54.3%
31-Mar-12	$17,720	$-	$322,574	$4,832	$28,094	$(4,526)	5.5%	63.1%
30-Jun-12	$17,718	$(2)	$320,938	$(1,636)	$27,983	$(111)	5.5%	63.3%
30-Sep-12	$13,525	$4,193	$309,495	$(11,443)	$32,772	$4,789	4.4%	41.3%
31-Dec-12	$11,008	$2,517	$295,270	$(14,225)	$25,884	$(6,888)	3.7%	42.5%
31-Mar-13	$10,705	$303	$298,215	$2,945	$27,208	$1,324	3.6%	39.3%
30-Jun-13	$10,386	$319	$306,392	$8,177	$20,527	$(6,681)	3.4%	50.6%

	ALLL By Rating
	ALLL	Pass	Watch	Special Mention	Substandard	SS/Impaired	Unallocated	ASC 310
31-Dec-11	$17,720	$11,659	$599	$2,313	$1,925	$-	$1,224	$-
31-Mar-12	$17,720	$11,757	$552	$3,035	$1,230	$-	$1,146	$-
30-Jun-12	$17,718	$11,803	$546	$2,509	$1,227	$-	$1,633	$-
30-Sep-12	$13,525	$11,540	$573	$1,318	$94	$-	$-	$-
31-Dec-12	$11,008	$9,059	$321	$261	$1,030	$-	$337	$-
31-Mar-13	$10,705	$8,908	$503	$25	$1,068	$-	$201	$-
30-Jun-13	$10,386	$8,844	$498	$268	$776	$-	$-	$-

	ALLL by Loan Type
	ALLL	C&D	1-4 Family (Closed End)	1-4 Family (Revolving)	Multifamily	Owner Occupied CRE	Other CRE	C&I	Other	Unallocated
31-Dec-11	$17,720	$609	$5,856	$634	$411	$2,190	$5,667	$950	$179	$1,224
31-Mar-12	$17,720	$1,071	$5,661	$513	$402	$2,108	$6,011	$670	$138	$1,146
30-Jun-12	$17,718	$1,113	$5,571	$511	$470	$2,017	$5,641	$673	$89	$1,633
30-Sep-12	$13,525	$1,121	$4,201	$509	$493	$1,942	$4,482	$651	$126	$-
31-Dec-12	$11,008	$1,440	$1,380	$149	$326	$1,932	$4,377	$1,051	$16	$337
31-Mar-13	$10,705	$1,455	$1,277	$124	$320	$1,951	$4,179	$1,144	$54	$201
30-Jun-13	$10,386	$1,506	$1,008	$69	$277	$1,915	$4,609	$968	$34	$-

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	Loan Balance by type
	Total	C&D	1-4 Family (Closed End)	1-4 Family (Revolving)	Multifamily	Owner Occupied CRE	Other CRE	C&I	Other
31-Dec-11	$317,742	$14,804	$98,195	$6,657	$12,169	$59,075	$109,940	$11,317	$5,585
31-Mar-12	$322,574	$19,836	$96,004	$8,035	$11,920	$58,249	$109,276	$14,728	$4,526
30-Jun-12	$320,938	$20,620	$93,604	$8,809	$13,931	$57,681	$107,715	$15,348	$3,230
30-Sep-12	$309,495	$20,766	$91,060	$7,286	$14,593	$50,100	$107,650	$14,242	$3,798
31-Dec-12	$295,270	$23,789	$76,103	$8,045	$14,491	$49,885	$99,299	$22,943	$715
31-Mar-13	$298,215	$24,276	$73,538	$6,699	$14,240	$49,207	$102,499	$25,780	$1,976
30-Jun-13	$306,392	$25,142	$76,897	$5,094	$13,872	$48,546	$113,211	$22,123	$1,507

	ALLL Percentages by Loan Type
	ALLL	C&D	1-4 Family (Closed End)	1-4 Family (Revolving)	Multifamily	Owner Occupied CRE	Other CRE	C&I	Other
31-Dec-11	5.58%	4.11%	5.96%	9.52%	3.38%	3.71%	5.15%	8.39%	3.21%
31-Mar-12	5.49%	5.40%	5.90%	6.38%	3.37%	3.62%	5.50%	4.55%	3.05%
30-Jun-12	5.52%	5.40%	5.95%	5.80%	3.37%	3.50%	5.24%	4.38%	2.76%
30-Sep-12	4.37%	5.40%	4.61%	6.99%	3.38%	3.88%	4.16%	4.57%	3.32%
31-Dec-12	3.73%	6.05%	1.81%	1.85%	2.25%	3.87%	4.41%	4.58%	2.24%
31-Mar-13	3.59%	5.99%	1.74%	1.85%	2.25%	3.96%	4.08%	4.44%	2.73%
30-Jun-13	3.39%	5.99%	1.31%	1.35%	2.00%	3.94%	4.07%	4.38%	2.26%

	Loan Balance by Classification
	Total	Pass	Watch	Watch impaired	Special Mention	Special Mention Impaired	Substandard	Substandard Impaired	Total Loans (impaired)	Total Loans (not impaired)
31-Dec-11	$317,742	$254,691	$7,841	$1,540	$19,938	$1,112	$10,241	$22,379	$25,031	$292,711
31-Mar-12	$322,574	$259,927	$7,313	$1,966	$23,791	$1,483	$5,821	$22,273	$25,722	$296,852
30-Jun-12	$320,938	$262,000	$7,237	$1,961	$20,282	$1,475	$5,936	$22,047	$25,483	$295,455
30-Sep-12	$309,495	$255,981	$7,602	$1,407	$10,267	$1,466	$435	$32,337	$35,210	$274,285
31-Dec-12	$295,270	$253,388	$7,766	$1,176	$5,970	$1,086	$19,467	$6,417	$8,679	$286,591
31-Mar-13	$298,215	$256,471	$12,104	$731	$622	$1,079	$20,412	$6,796	$8,606	$289,609
30-Jun-13	$306,392	$266,192	$12,374	$721	$6,578	$-	$13,774	$6,753	$7,474	$298,918

	ALLL Percentages by Loan Classification (not impaired)
	ALLL	Pass	Watch	Special Mention	Substandard
31-Dec-11	6.05%	5.06%	7.64%	11.60%	18.80%
31-Mar-12	5.97%	4.96%	7.55%	12.76%	21.13%
30-Jun-12	6.00%	5.13%	7.54%	12.37%	20.67%
30-Sep-12	4.93%	4.51%	7.54%	12.84%	21.61%
31-Dec-12	3.84%	3.71%	4.13%	4.37%	5.29%
31-Mar-13	3.70%	3.55%	4.16%	4.02%	5.23%
30-Jun-13	3.47%	3.32%	4.02%	4.07%	5.63%

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